UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 26, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 26, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

XTL to Appeal NASDAQ Staff Determination; XTL May Transfer its ADR Listing to the NASDAQ Capital Market

Valley Cottage, New York, September 26, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) today announced that on September 24, 2007, the Company received a NASDAQ Staff Determination indicating that the Company fails to comply with the minimum $10 million shareholders’ equity requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 4450(a)(3), and that its ADRs are, therefore, subject to delisting from the NASDAQ Global Market. On August 28, 2007, the Company previously disclosed the receipt of a Staff Letter from NASDAQ, regarding this deficiency in shareholders’ equity.

The Company has requested a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination. A hearing request will stay the suspension of the Company's ADRs from the NASDAQ Global Market pending the Panel's decision. There can be no assurance that the Panel will grant the Company's request for continued listing. If the Panel does not grant the Company’s request for continued listing, the Company has the option to transfer its ADR listing to the NASDAQ Capital Market, previously called the NASDAQ SmallCap Market.

The NASDAQ Capital Market is a continuous trading market that operates in the same manner as The NASDAQ Global Market. The NASDAQ Capital Market is not related to, nor does it operate similarly to the over-the-counter markets including the OTCBB and Pink Sheets. Should the Company transfer its ADR listing to The NASDAQ Capital Market, its trading symbol on NASDAQ would remain “XTLB,” and the Company does not expect any interruption in the trading of its ADRs.

The NASDAQ Capital Market includes over 500 issuers of a wide range of capitalization sizes. A NASDAQ Capital Market security satisfies all applicable qualification requirements for NASDAQ securities, and all companies listed on The NASDAQ Capital Market must meet certain financial requirements and adhere to NASDAQ’s corporate governance standards.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating continued trading of the Company’s ADRs on the NASDAQ Global Market, the potential transfer of trading to the NASDAQ Capital Market, the expected uninterrupted trading of the ADR, and the Company’s ability to comply with NASDAQ Capital Market listing requirements, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Risk factors that could adversely affect our operations are identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 26, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer